UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

HUFFY CORP
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)

444356109
(CUSIP Number)

Joseph P. Galda, Esq.
Hodgson Russ LLP
150 King Street West, Suite 239
Toronto, Ontario M5H 1J9
(416) 595-2675
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444356109

1.     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        James J. Salter                             I.R.S. No. 00-0000000

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) __________
        (b) ____X_____

3.     SEC USE ONLY

4.     SOURCES OF FUNDS (SEE INSTRUCTIONS): OO

5.     Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e) ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

        Canada
7. SOLE VOTING POWER:	0
8. SHARED VOTING POWER:	0
9. SOLE DISPOSITIVE POWER:	1,101,955
10. SHARED DISPOSITIVE POWER:	0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,955 shares

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.12%

14.     Type of Reporting Person (See Instructions):

           Individual (IN)

ITEM 1. Security and Issuer.

        The class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of Huffy Corporation ("Issuer") an Ohio corporation, whose principal executive office is located at 225 Byers Road, Miamisburg, Ohio 45342.

ITEM 2. Identity and Background.

            (a) This statement is filed by James J. Salter.

            (b) Mr. Salter's address is 136 Forest Hill Road, Toronto, Ontario, M4V 2L9.

            (c) Mr. Salter's principal occupation is as Chief Executive Officer of Gen-X Sports Inc., a company which designs, manufactures, markets and distributes various branded sporting goods products across categories which include golf, snowboards, various action sports equipment and skis. Gen-X Sports Inc.'s principal executive offices are located at 36 Dufflaw Road, Toronto, Ontario, M6A 2W1, Canada. Huffy Corporation acquired the business of Gen-X Sports Inc. pursuant to the terms of an agreement and plan of  merger dated June 5, 2002.

            (d) During the past five years, Mr. Salter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, Mr. Salter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

            (f) Mr. Salter is a Canadian citizen.

ITEM 3. source and amount of funds or other consideration.

        The Reporting Person received the shares reported herein pursuant to an agreement and plan of merger, dated June 5, 2002 by and between Gen-X Sports Inc., a Delaware corporation, and HSGC, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Huffy Corporation, under which Gen-X merged with and into HSGC, with HSGC as the surviving corporation. Consideration paid to Gen-X shareholders pursuant to the agreement and plan of merger is equal to $5,285,822 plus up to 5,000,000 shares of Huffy common stock.

ITEM 4. Purpose of Transaction.

        The purpose of the transaction was for Huffy to acquire beneficial ownership of Gen-X Sports, Inc.

        Under the agreement and plan of merger, the shareholders of Gen-X received $5,285,822 and stock consideration equal to 5,000,000 shares of Huffy common stock minus (i) the number of shares of Huffy common stock issuable to option holders pursuant to the agreement and plan of merger, minus (ii) the number of shares of Huffy common stock issuable to option holders of Gen-X Sports, Inc., an Ontario corporation, minus (iii) the aggregate number of shares of Huffy common stock, rounded to the nearest whole number, that would be issuable to Gen-X stockholders but for the prohibition against the issuance of fractional shares and (iv) 838,710 shares of Huffy common stock which Huffy will retain and distribute to Gen-X stockholders and certain option holders following the closing of the merger. Huffy will distribute a portion of the 838,710 shares to Gen-X stockholders and option holders after certain adjustments to the merger consideration, as described below, have been determined pursuant to the agreement and plan of merger. Huffy is entitled to retain the number of shares equal to such adjustments. The remaining shares will be distributed one year after the closing of the merger or upon resolution of any outstanding indemnity claims, whichever is later. However, some shares may be retained by Huffy as payment for amounts due pursuant to the indemnification obligations of Gen-X stockholders and option holders which amount may not exceed approximately 258,000 shares. As of the date hereof, 4,161,241 shares of common stock of the Issuer have been issued to the shareholders of Gen-X Sports, Inc.

        The merger consideration will be subject to certain future adjustments. If the combined earnings before interest, taxes, depreciation and amortization of Gen-X and Gen-X Ontario for the year ended December 31, 2002 is less than $15,529,825, then the adjustment for the deficiency will equal $15,529,825 minus the combined earnings before interest, taxes, depreciation and amortization and then multiplied by 3.7. If the average combined third party debt of Gen-X and Gen-X Sports, Inc., an Ontario corporation, other than a certain mortgage, trade payables or accrued liabilities, for the year ended December 31, 2002 is in excess of $41,000,000, then the adjustment for the excess will equal the average combined third party debt minus $41,000,000 and then multiplied by 17.5%. The total adjustments described above may not exceed $5,000,000. Huffy will divide the total adjustments by $7.75 to determine the number of shares that Huffy will retain.

        The Reporting Person does not have any plans or proposals that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

        As a result of the transaction referenced in Item 4, the Reporting Person beneficially owns 1,101,955 shares of common stock of the Issuer as to which he may be deemed to have sole dispositive power. The Reporting Issuer has no voting power over these shares pursuant to a shareholder group agreement under which he has agreed to vote his shares of the Issuer in accordance with the voting recommendation of management of the Issuer, and to be present in person or represented by proxy at all meetings of shareholders of the Issuer. The shareholder group agreement will terminate on the earlier of September 19, 2006 or the mutual agreement of the parties. Shares of the Issuer held by the Reporting Person constitute 7.12% of the currently outstanding common stock of the Issuer. The shares beneficially owned by the Reporting Person are held by DLS Financial, Inc., a Barbados corporation. The sole shareholder of DLS Financial is the James Salter Family Trust, of which the Reporting Person has sole control.

        The Reporting Person holds an additional 27,117 shares of common stock of the Issuer, of which the Reporting Person may dispose of 13,558 shares per year, beginning September 19, 2003. The Reporting Person holds no right to vote these shares under the terms of the group shareholder agreement described above. In addition, under the terms of the agreement and plan of merger an additional 218,699 shares of common stock of the Issuer are held in escrow by the Issuer. These shares, or a portion thereof, may be issued to the Reporting Person pursuant to the adjustments set forth in Item 4 and described in further detail in the agreement and plan of merger.

ITEM 6. Contracts, Arrangements, Understanding or Relationship
with Respect to Securities of the Issuer.

        The Reporting Person is party to a shareholder agreement which (i) restricts the acquisition and transfer of voting securities of Huffy by the Reporting Person for four years after the closing of the merger or until the parties terminate the agreement and (ii) provides that the Reporting Person, along with each shareholder party to the agreement, will vote his voting securities of Huffy in accordance with the voting recommendation of Huffy's management for four years after the closing of the merger or until the parties terminate the agreement, however, the transfer restrictions will cease to apply to certain members of the shareholder group if their employment is terminated after the second anniversary of the closing. Except for the shareholder agreement discussed above, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

ITEM 7. Material to be filed as Exhibits.
10.1	Agreement and Plan of Merger, as amended, dated June 5, 2002 by and among Huffy Corporation, HSGC, Inc. and Gen-X Sports, Inc. (incorporated herein by reference to the Issuer's Form S-4 filed with the Securities and Exchange Commission on July 5, 2002).

10.2	Shareholder Group Agreement, dated September 19, 2002, by and among Huffy Corporation, HSGC, Inc., HSGC Canada, Inc., DMJ Financial, Inc., its two stockholders K&J Financial Holdings, Inc. and DLS Financial, Inc., the sole stockholder of K&J, Kenneth Finkelstein Family Trust, the sole stockholder of DLS, James Salter Family Trust, Osgoode Financial Inc., Kenneth Finkelstein and James Salter, DLS, Osgoode, Kenneth Finkelstein, James Salter, Kenneth Finkelstein Family Trust and James Salter Family Trust (incorporated herein by reference to the Issuer's Form S-4 filed with the Securities and Exchange Commission on July 5, 2002).

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2002	James J. Salter

By: /s/ James J. Salter